SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2010
KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

Termination of Trust Contract for Share Repurchased

We hereby inform you that KT Corporation (NYSE symbol: KT) has decided to terminate the trust contracts of W100bn (1,259,170 shares) with custodians, Kookmin Bank and Shinhan Bank, upon reaching expiration of the contract period.

KT owns a total of 17,915,340 treasury shares (6.9% of total outstanding shares), direct holdings of 16,656,170 shares (6.4%) and indirect holdings of 1,259,170 shares (0.5%). After termination of the trust contract, KT will be holding total of 17,915,340 treasury shares under the direct account. Thus, this change will not have any effect on the company’s share overhang nor dilution issues.

Amount of contract	KRW 100,000,000,000

Contract Period	March 9, 2007 ~ March 8, 2010

Purpose of Termination	Expiration of the trust contract period

Name of Trust Company	Kookmin Bank, Shinhan Bank

Termination date	March 9, 2010

Method of returning trust asset after termination	Combined into directly owned treasury share account

Details of treasury share before termination	• No. of directly owned shares: 16,656,170 common shares (6.4%)
• No. of indirectly owned shares: 1,259,170 common shares (0.5%)

Details of treasury share after termination	• No. of directly owned shares: 17,915,340 common shares (6.9%)
• 1,259,170 indirectly owned treasury shares are transferred from the trust account to KT’s own direct account.